EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	9/30/2010	9/30/2010
EARNINGS
Income Before Income Taxes	$378,185	$349,758	$419,771	$347,077	$475,089	$478,714	$364,129
Fixed Charges (as below)	122,763	146,226	171,171	209,339	174,188	171,274	129,153
Total Earnings	$500,948	$495,984	$590,942	$556,416	$649,277	$649,988	$493,282

FIXED CHARGES
Interest Expense	$100,564	$94,293	$124,730	$173,870	$152,950	$156,479	$118,065
Credit for Allowance for Borrowed Funds Used During Construction	16,399	42,733	36,641	25,269	10,538	4,095	3,063
Estimated Interest Element in Lease Rentals	5,800	9,200	9,800	10,200	10,700	10,700	8,025
Total Fixed Charges	$122,763	$146,226	$171,171	$209,339	$174,188	$171,274	$129,153

Ratio of Earnings to Fixed Charges	4.08	3.39	3.45	2.65	3.72	3.79	3.81